THOMPSON COBURN LLP
                                One US Bank Plaza
                               St. Louis, MO 63101
                                 (314) 552-6295

February 22, 2006

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC  20549

      Re: Unified Series Trust; SEC File Nos. 811-21237 and 333-100654
          ------------------------------------------------------------

Dear Linda:

      We enclosing Post-Effective Amendment No. 56 ("PEA No. 56") to the registration statement on Form N-1A of Unified Series Trust (the "Trust") in respect of its series, Marco Targeted Return Fund, Archer Balanced Fund, Abacus Bull Moose Growth Fund and Leader Short-Term Bond Fund (collectively, the "Funds").

      PEA No. 56 has been marked to show changes. We hereby request that the SEC staff selectively review only those sections that contain material changes, which are as follows:


      MARCO FUND, ARCHER FUND AND LEADER FUND
      ---------------------------------------

            PROSPECTUS
            ----------
               Principal Strategies and Principal Risks of Investing in the Fund Fund Policy on Market Timing
               Management of the Fund

            SAI
            ---
               Additional Information About the Fund's Investments and Risk
                 Considerations
               Disclosure of Portfolio Holdings
               Investment Advisor

      ABACUS BULL MOOSE GROWTH FUND
      -----------------------------

            PROSPECTUS
            ----------

              Management of the Fund

      We respectfully request expedited review of the revised sections only, as permitted by the February 25, 1994 generic comment letter of the SEC's Division of Investment Management. We would appreciate receiving your comments on or before Wednesday, March 22, 2006. Your assistance in meeting our target effective date is sincerely appreciated. If you have any questions regarding the Funds, please contact me at (314) 552-6295

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjogren